United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 6010
Washington, D.C. 20549
Attn. Mr. Jay Webb, Reviewing Accountant

June 12, 2008

Re:	Mettler-Toledo International Inc.
Form 10-K for the year ended December 31, 2007
Filed February 15, 2008
File No. 001-13595

Dear Mr. Webb

This letter is in response to each of the comments in the Staff’s letter dated May 29, 2008. To facilitate your review, we have set forth herein each comment of the staff followed by our response.

Form 10-K for the year ended December 31, 2007

Item 9A. Controls and Procedures, page 34

1.
Please confirm that your Chief Executive Officer and Chief Financial Officer concluded that controls and other procedures that are designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.  In future filings, revise the definition of the disclosure controls and procedures to be consistent with that of the disclosure controls and procedures as described in Rule 13a-15(e).

Response:

We confirm that in future filings we will include the following in response to Item 9A:

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

Item 11. Executive Compensation, page 36

Annual Cash Bonus

2.
We note from your discussion under “Annual Cash Bonus” on page 15 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under the Performance Oriented Bonus System.  Please provide such disclosure in your future filings, as applicable.  To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response:

We confirm that in future filings we will disclose specific targets to be achieved in order for named executive officers to earn their annual cash bonus.

3.
We note your disclosure under the caption “Range of Bonus Possible” on page 16 of the proxy statement that you have incorporated by reference into your Form 10-K.  In your future filings, as applicable, please ensure that the threshold, target and maximum amounts relating to those awards are also disclosed in your “Grants of Plan-Based Awards” table in accordance with Item 402(d)(2)(iii) of Regulation S-K.

Response:

We confirm that in future filings we will include the threshold, target and maximum amounts relating to the bonus in the “Grants of Plan-Based Awards” table.

Long-Term Incentives

4.
We refer to your disclosure under the caption “Long-Term Incentives” on page 16 of the proxy statement that you have incorporated by reference into your Form 10-K.  We note minimal, if any, discussion and analysis as to how the annual option grants were determined.  In your future filings, as applicable, please include substantive analysis and insight into how the Compensation Committee made its stock option grant determinations with respect to each named executive officer.  Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.  For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Response:

We confirm that in future filings we will include additional substantive analysis and insight into how the Compensation Committee made its stock option grant determinations with respect to each named executive officer.

Summary Compensation Table

5.
It appears from your disclosure under footnote 4 to your Summary Compensation Table on page 18 of the proxy statement that you have incorporated by reference into your Form 10-K that you make annual contributions to your pension plan on behalf of your named executive officers.  In your future filings, please provide the information required by Item 402(c)(2)(viii) of Regulation S-K in your Summary Compensation Table.  Also, provide the table required by Item 402(h) of Regulation S-K.

Response:

We confirm that in future filings we will provide the information required by Item 402(c)(2)(viii) of Regulation S-K in our Summary Compensation Table, and will provide the table required by Item 402(h) of Regulation S-K.

Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

6.
We note that you recognize revenue when title to a product has transferred and any significant customer obligations have been fulfilled.  We also note on page six that your products are sold through your direct sales force as well as indirect channels.  Please provide us with more information about the indirect channels you utilize, the major terms of sales through indirect channels and how you recognize revenue for the products sold through indirect channels.  Also clarify at what point you recognize revenue when you sell products through indirect channels.  In your explanation, please demonstrate how your revenue recognition policy through indirect channels is compliant with SAB Topic 13A and SFAS 48.

Response:

Our indirect sales channels primarily comprise distributors which are used for certain product categories in various geographies.  Our distributor arrangements provide that title and risk of loss for our products are transferred to the distributor upon shipment or upon delivery to the distributor.   Our distributors assume any further obligations to the end-user customer upon title transfer. We do not maintain pricing arrangements or other obligations with end-user customers in connection with sales through our distribution channels.  Our distributors assume any such obligations with the end-user customer upon title transfer.  Certain distributors also have performance incentives to receive rebates upon the achievement of purchase targets.  In certain circumstances distributors are also permitted to return products within 30 days under restrictive criteria for which we also retain the right to reject any such product returns.

We recognize revenue on these arrangements upon title transfer and risk of loss to the distributor, assuming all other revenue recognition criterion have been satisfied, in accordance with SAB Topic 13A.  We also reduce sales for performance rebates and maintain appropriate reserves for estimated product returns.  It should be noted such returns are insignificant as a percent of our overall distributor sales.  In respect of product returns, we also consider the guidance provided in SAB Topic 13A.4(b) and the criteria depicted in paragraph 6 of SFAS 48, “Revenue Recognition When Right of Return Exists.”  Our distributor arrangements meet each of the following criteria:

•	Our price to the distributor is substantially fixed or determinable at the date of sale

•	The distributor is obligated to pay Mettler-Toledo and the obligation is not contingent on resale of the product

•	The distributor’s obligation is not changed in the event of theft or physical destruction or damage of the product

•	The distributor acquiring the product has economic substance apart from that provided by Mettler-Toledo

•	Mettler-Toledo does not have significant obligations for future performance to directly bring about resale of the product by the distributor

•	Any amount of returns can be reasonably estimated. In this respect, please note we also consider the criterion depicted in paragraph 8 of SFAS 48 as follows:

o	Our products are typically not susceptible to significant external factors such as technological obsolescence or changes in demand

o	Any return periods are typically short in duration (i.e. 30 days)

o	We have historical experience with similar types of sales of similar products and do not have an inability to apply such experience because of changing circumstances

o	We have a large volume of homogeneous transactions

To a lesser extent we also utilize third party sales agents for certain product categories whereby we retain the commercial relationship with the end customer and pay a commission to the third party sales agent.  Commission payments to these third party sales agents are recorded as a component of selling, general and administrative expenses and are recognized at the time at which the commission has been earned, which is typically the time of the product sale to the end-user customer.

7.
We note revenues from service contracts are recognized ratably over the contract period.  We also note on page 21 that your service revenues are primarily derived from regulatory compliance qualification, calibration, certification, repair services and sales of spare parts.  Please address the following:

•
Please explain to us why your accounting policy of recognizing service revenue ratably over the service contract period is appropriate for each of the services you described herein.  In your explanation, discuss the major terms and nature of material service contracts and provide us with an analysis of how your revenue recognition is compliant with the delivery or performance criterion described in SAB Topic 13A.

Response:

The Company defines service contracts as agreements representing a legal obligation whereby the Company will provide services to a customer’s pre-defined equipment during a specified period of time (generally on an annual basis not exceeding one year).  A fixed fee is stipulated in the contract and payment of this fee is typically due upon acceptance of the contract by the customer.  We maintain such fixed fee arrangements with a number of our customers.  As such, the amount of revenue associated with any individual fixed fee service contract is insignificant.  As further described below, we also have numerous service arrangements which are provided on a time and materials basis to our customers.

Under the Company’s service contracts described above, the obligation to provide regulatory compliance qualification, calibration, certification and other types of maintenance are performed at regularly scheduled intervals, varying by equipment type, for the duration of the contract.

We recognize revenue under these arrangements ratably over the contract service period consistent with SAB Topic 13A.3, which requires non-refundable up-front fees paid for services performed over a period of time to be recognized in revenue on a straight-line basis (unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern) over the contractual term of the arrangement or the expected period during which those specified services are to be performed, provided all other revenue recognition criteria are met.  We believe this revenue recognition policy to be appropriate based upon the nature of our service contracts described above.

The majority of our service revenues are derived from preventive maintenance and other services under a second type of arrangement whereby the Company has quoted prices or agreed to pricing upon completion of specific services which will be provided on a time and materials basis.  The Company does not consider these arrangements to be “service contracts” as they are not legally binding and the total price of these services is not known at the time in which the arrangement is entered.  Revenue is recognized for this type of arrangement at the time in which the service is performed.

We will include additional language in our revenue recognition policy to differentiate between service contracts and other service arrangements and the accounting prescribed by each.  See item 8 below.

•	In this regard, please explain to us how you recognize revenue upon sales of spare parts. Please cite the U.S. GAAP that you relied on to support your conclusion.

Response:

Spare parts are offered in connection with standard repair services performed on equipment covered under the Company’s service contracts.  The value of spare parts typically required for each contract is considered in the contract fee.  Repair services are recognized over the life of the contract consistent with our revenue recognition considerations discussed above.

Spare parts sold under arrangements not covered under fixed fee service agreements (either provided in time and materials based arrangements or sold directly) are recognized upon the transfer of title to the customer, providing all other revenue recognition criterion have been met.

8.	Please expand your revenue recognition policy to address our concerns in future filings. Provide us with your proposed disclosure changes.

Response:

In future filings we would disclose our revenue recognition policy as follows (changes from existing disclosure as noted):

Revenue is recognized when title to a product has transferred and any significant customer obligations have been fulfilled. Standard shipping terms are generally FOB shipping point in most countries and, accordingly, title transfers upon shipment. In countries where title cannot legally transfer before delivery, we defer revenue recognition until delivery has occurred. Other than a few small software applications, we do not sell software products without the related hardware instrument as the software is embedded in the instrument. The Company’s products typically require no significant production, modification or customization of the hardware or software that is essential to the functionality of the products. To the extent the Company’s solutions have a post shipment obligation, such as customer acceptance, revenue is deferred until the obligation has been completed. In addition, we also defer revenue where installation is required, unless such installation is deemed perfunctory. We also generally maintain the right to accept or reject a product return in our terms and conditions and we also maintain accruals for outstanding credits. Certain products are also sold through indirect distribution channels whereby the distributor assumes any further obligations to the customer upon title transfer.  Revenue is recognized on these products upon title transfer and risk of loss to our distributors.  Distributor discounts are offset against revenue at the time such revenue is recognized. Revenues from fixed fee service contracts are recognized ratably over the contract period in a manner consistent with the fulfillment of our performance obligation. These contracts represent an obligation to perform preventative maintenance, compliance and repair for a stipulated fee over a specified period of time.  Revenue from other service arrangements is recognized at the completion of the service performed.  Shipping and handling costs charged to customers are included in total net sales and the associated expense is recorded in cost of sales for all periods presented.

Goodwill and Other Intangible Assets, page F-13

9.
We note that the non-indefinite-lived intangible assets are amortized on a straight-line basis over periods ranging from 7 to 45 years.  Please expand your disclosure in future filings to include weighted average amortization period of the assets, in total and by major intangible asset class.  Refer to paragraph 44a of SFAS 142.  Also in this regard, please explain to us what intangible asset is being amortized over a 45-year period and why you concluded that a 45-year period is appropriate pursuant to paragraph 11 of SFAS 142.

Response:

We have noted the Staff’s comments and will disclose the weighted average amortization period of the assets by major intangible asset class in future filings.

Based on consideration of SFAS 142, and corroboration by an independent third party valuation specialist, we concluded a useful life of 45 years was appropriate for customer relationships acquired in connection with the Company’s purchase of Rainin in 2001.  In providing our response, we also reference the Staff’s letter dated December 30, 2003 and our response dated January 16, 2004, in which we described Rainin customer relationships and our determination of the appropriate estimated useful life.

The average annual customer attrition rate of 2.2% for Rainin was determined by analyzing historical revenues by customer over a three-year-period.  The average remaining useful life of the customer relationships was calculated as the inverse of the annual customer attrition rate, (i.e. 1 ÷ 2.2% = 45 years).  In this calculation, each year of data is treated as a ‘base’ year and each customer’s revenues in each base year are compared to each subsequent year.  After isolating lost customers (i.e. customers existing in the base year but not in the subsequent years), lost revenues for each year and the compounded annual loss rate are calculated, and in turn used to determine average annual customer attrition rate.

Although this 2.2% historical rate may appear low, it reflects that the majority of Rainin’s customer base is comprised of research laboratories at major universities, U.S. Governmental agencies including the National Institute of Health and the Center for Disease Control and large pharmaceutical companies, all of which have remained customers for over thirty years, and are expected to remain customers for the foreseeable future.  These core markets are highly regulated and for this reason products that work well drive high retention rates with customers.  Newer customers include mostly Biotech companies.  Even there, lost customers were typically small, often start-up, biotechnology companies who had gone out of business.  The revenue stream these companies represented was insignificant, so while Rainin sold products to many companies, the overall revenue weighted attrition rate remained low.

In accordance with SFAS 142 paragraph 11, we determined the 45-year useful life of the Rainin customer relationships by analyzing the following:

a)
The expected use of the asset by the entity – Rainin expects to derive economic benefit from its customer relationships for the foreseeable future, and at least for their estimated remaining economic life.

b)
The expected useful life of another asset or group of assets to which the useful life of the intangible asset may relate –  We considered the eleven year useful life of the acquired technology and the resources Rainin has committed to the development of new technology and products.  The Rainin name has become synonymous with innovation in the pipetting industry.  The fact that the customer base has continually purchased increasing amounts of products over the last several years supports the determined useful life for the customer relationships.

c)
Any legal, regulatory or contractual provisions that may limit the useful life – Customer contracts are generally either ‘open-ended’ or renewed on an annual basis.  The average annual customer attrition rate is very low.  We do not believe that there are currently any legal, regulatory, or contractual provisions that may limit the useful life of the customer relationships. However, in the future the useful life could be impacted by a competitor’s introduction of a better product, or by legal and regulatory changes that we cannot predict.

d)
Any legal, regulatory or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost – Rainin’s customer relationships are generally maintained by regular contact in the normal course of business by sales and service representatives.

e)
The effects of obsolescence, demand, competition, and other economic factors  –  In many cases, Rainin’s customers have been in operation for longer periods than the company itself and have been purchasing its products for many years.  Rainin has the largest share of the market in the U.S. and it reinvests in the business through marketing, new technology, and new products.  We believe such activities help to maintain the customer relationships.

f)
The level of maintenance expenditures required to obtain the expected future cash flows from the asset – Rainin incurs expenditure to promote its trade name and products to both existing and future customers.  However, we do not believe the company spends an inordinate amount of funds in this area, nor is such spending required to specifically maintain its existing customer relationships.

We periodically reassess the average annual customer attrition rate for Rainin, analyzing historical revenues by customer. Our most recent analysis, performed in the fourth quarter of 2007, continues to support our determination that the remaining estimated useful life for Rainin’s customer relationships is appropriate. We will continue to evaluate the remaining useful life each reporting period, and revise if warranted.

The Company acknowledges that:

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (847) 809 0326.

Sincerely,

/s/ William P. Donnelly

William P. Donnelly
Chief Financial Officer

cc:           Andri Boerman, United States Securities and Exchange Commission
Tom Jones, United States Securities and Exchange Commission
Tim Buchmiller, United States Securities and Exchange Commission
Angela Crane, United States Securities and Exchange Commission
James Bellerjeau, Mettler-Toledo International Inc.
Tim Peterson, Fried, Frank, Harris, Shriver & Jacobson (London) LLP